UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 27, 2009

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation*)	*(Commission File Number)*	*(IRS Employer Identification No.)*

700 North Sam Houston Parkway West, Suite 200
Houston, Texas
(Address of principal executive offices)

77067
(Zip Code)

832-353-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item   8.01 Other Events.

ExpressJet has entered into a settlement agreement dated effective as of July 27, 2009 in its ongoing auction rate securities (the "ARS") litigation against RBC Capital Markets Corporation et al. (collectively "RBC") with respect to certain ARS (CUSIPs 36156HAG3, 679110CM6, 709163EH8, and 78442GJC1) purchased from RBC. Among other terms, the settlement agreement provides for RBC to immediately repurchase ARS with an aggregate par value of $18,000,000 it sold to ExpressJet for 87.5% of par value. Additionally, if within twelve months of the date of the execution of the settlement agreement, any of the ARS is redeemed or refinanced by its issuer and RBC is paid a sum representing greater than 87.5% of the par value of that ARS, ExpressJet shall be paid a sum representing the difference between (1) 87.5% of the par value of that ARS and (2) the sum actually received by RBC. As part of the settlement agreement, ExpressJet will dismiss its lawsuit pending in the United States District Court for the Southern District of Texas, Harris County, Houston, Texas before Judge Gray Miller, and will release claims related to RBC's sale of the ARS to ExpressJet.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPRESSJET HOLDINGS, INC.
(Registrant)

Date: July 27, 2009   /s/Phung Ngo-Burns
                                       Phung Ngo-Burns
                                       Chief Financial Officer